Filed Pursuant to Rule 433
Registration Statement No. 333-215597

AUTOCALLABLE MARKET-LINKED STEP UP NOTES

	Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index	This graph assumes that the notes are not called on any Observation Date and reflects the hypothetical return on the notes at maturity. This graph has been prepared for purposes of illustration only.
Issuer	The Bank of Nova Scotia (BNS)
Principal Amount	$10.00 per unit
Term	Approximately five years, if not called
Market Measure	The EURO STOXX 50® Index (Bloomberg symbol: “SX5E”)
Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100.00% of the Starting Value
Observation Dates	Approximately one year, two years, three years and four years from the pricing date
Call Amounts
[$10.75 to $10.85] if called on the first Observation Date, [$11.50 to $11.70] if called on the second Observation Date, [$12.25 to $12.55] if called on the third Observation Date and [$13.00 to $13.40] if called on the final Observation Date, each to be determined on the pricing date

Payout Profile at Maturity
●  If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
●  If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
●  1-to-1 downside exposure to decreases in the Market Measure beyond a 15.00% decline, with up to 85.00% of your principal at risk

Step Up Value	135.00% of the Starting Value
Step Up Payment	$3.50 per unit, a 35.00% return over the principal amount
Threshold Value	85.00% of the Starting Value
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, are willing to take downside risk below a threshold and forgo interim interest payments, and are willing to have their notes called prior to maturity.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000091412117001331/bn37583019-fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	If called, your return on the notes is limited to the applicable Call Premium.
•
You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the Market Measure and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar, which you would have received if you had owned the securities in the Market Measure during the term of your notes, although the level of the Market Measure may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.